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Exhibit 12

Ratio of Earnings to Fixed Charges Worksheet
(In Thousands)

							Three Months Ended March 31,
	Year Ended December 31,
Ratio of Earnings to Fixed Charges
	1999	2000	2001	2002	2003		2003	2004
Fixed Charges:
Interest on debt and capitalized leases	$35,111	$64,980	$55,085	$46,784	$35,771		$9,121	$6,026
Amortization of debt discount and expense	675	3,931	3,261	3,417	3,098		898	486
Interest element of rentals (a)	10,823	7,089	6,716	6,798	6,171		1,693	1,591

Total Fixed Charges	$46,609	$76,000	$65,062	$56,999	$45,040		$11,712	$8,103

Earnings:
Consolidated net income (loss)	$33,005	$64,180	$(12,043)	$31,195	$12,495		$(1,674)	$18,738
Addback:
Loss from discontinued operation of the methanol business, net of tax	10,156	—	—	—	—		—	—
Consolidated provision for income taxes	24,808	36,112	(14,918)	17,546	5,245		(941)	11,123
Fixed charges less interest capitalized	45,661	74,829	64,033	56,377	44,314		11,585	7,859

Subtotal Earnings	113,630	175,121	37,072	105,118	62,054	(b)	8,970	37,720
Total Earnings	$113,630	$175,121	$37,072	$105,118	$62,054		$8,970	$37,720

Ratio of Earnings to Fixed Charges	2.4	2.3	— (c)	1.8	1.4		— (c)	4.7

Rent/Lease Expense	32,796	21,483	20,351	20,600	18,700		5,131	4,821
Interest Capitalized	948	1,171	1,029	622	726		127	244

(a)
We estimated our interest factor for rentals to be 33.3 percent of our actual rental costs.

(b)
2003 earnings excluded addback for costs related to the early retirement of debt totaling $13.8 million.

(c)
For the year ended 2001 and for the quarter ended March 31, 2003, our earnings were insufficient to cover fixed charges by $28.0 million and $2.7 million, respectively.

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Ratio of Earnings to Fixed Charges Worksheet